UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Sepracor Inc.

(Name of Subject Company)

Sepracor Inc.

(Name of Person(s) Filing Statement)

Common Stock
(Title of Class of Securities)

817315104
(CUSIP Number of Class of Securities)

Andrew I. Koven, Esq.
Executive Vice President, General Counsel and Corporate Secretary
Sepracor Inc.

84 Waterford Drive
Marlborough, Massachusetts 01752

(508) 481-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices
 and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

William J. Grant, Jr. Russell L. Leaf Adam M. Turteltaub Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000	Hal J. Leibowitz Susan W. Murley Lia Der Marderosian Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109 (617) 526-6000

☒           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached hereto are the following communications:

•                  Exhibit A - Joint press release of Dainippon Sumitomo Pharma Co., Ltd. (“DSP”) and Sepracor Inc. (“Sepracor”), dated September 3, 2009, announcing that DSP and Sepracor have signed a definitive agreement pursuant to which DSP has agreed to acquire Sepracor

•                  Exhibit B - List of frequently asked questions relating to the proposed acquisition distributed by Sepracor on September 3, 2009

•                  Exhibit C - Presentation regarding the proposed acquisition made to Sepracor employees on September 3, 2009

EXHIBIT A

THE FOLLOWING JOINT PRESS RELEASE WAS ISSUED BY
DAINIPPON SUMITOMO PHARMA CO., LTD. AND SEPRACOR INC.
ON SEPTEMBER 3, 2009

84 Waterford Drive Marlborough, MA 01752-7010 Tel: 508-481-6700 Fax: 508-481-7683 www.sepracor.com

NEWS RELEASE

Contact:

Jonaé R. Barnes

Sr. Vice President, Investor Relations and

Corporate Communications

Sepracor Inc.

(508) 481-6700

Atsuko Higuchi

Director, Public Relations

Dainippon Sumitomo Pharma Co., Ltd.

+816-6203-1407

Dainippon Sumitomo Pharma to Acquire Sepracor for U.S. $23.00 Per Share

in an All-Cash Tender Offer Valued at Approximately U.S. $2.6 Billion

— Acquisition Accelerates DSP’s Expansion in U.S. and Canada —

OSAKA, Japan and MARLBOROUGH, Mass., Sept. 3, 2009 — Dainippon Sumitomo Pharma Co., Ltd. (“DSP”, TSE: 4506) and Sepracor Inc. (“Sepracor”, Nasdaq: SEPR) today announced that they have entered into a definitive agreement pursuant to which DSP will acquire Sepracor for approximately $2.6 billion through a cash tender offer of $23.00 per share, followed by a merger to acquire all remaining outstanding Sepracor shares at the same price paid in the tender offer. The tender offer price represents a 48.0% premium to Sepracor’s average stock price over the last six month period ending on September 1 and a 27.6% premium over the closing price of Sepracor’s common stock on September 1, 2009. The transaction was unanimously approved by the Boards of Directors of both companies. Upon completion of the acquisition, Sepracor will become a wholly owned subsidiary of Dainippon Sumitomo Pharma America Holdings, Inc., a wholly owned U.S. subsidiary of DSP, and will continue its operations based in Marlborough, Massachusetts and in Canada. Sepracor will retain its name, branding and intellectual property rights and continue to operate as Sepracor.

Sepracor is a fully integrated specialty pharmaceutical company dedicated to treating and preventing human disease by discovering, developing and commercializing innovative pharmaceutical products that are directed toward serving large and growing markets and unmet medical needs. Sepracor’s drug development efforts, together with its corporate development and licensing activities, have yielded a portfolio of pharmaceutical products and candidates with a focus on central nervous system (CNS) and respiratory disorders. Sepracor’s currently marketed products in the U.S. include LUNESTA® (eszopiclone) for the treatment of insomnia in adults, XOPENEX® (levalbuterol HCl) Inhalation Solution and XOPENEX HFA® (levalbuterol tartrate) for the treatment of bronchospasm, BROVANA® (arformoterol tartrate) Inhalation Solution for the treatment of bronchoconstriction in patients with chronic obstructive pulmonary disease, OMNARIS® (ciclesonide) Nasal Spray for the treatment of allergic rhinitis, and ALVESCO® (ciclesonide) HFA Inhalation Aerosol for the maintenance treatment of asthma. Sepracor’s commercial organization in the U.S. includes approximately 1,200 sales professionals that are focused on primary care physicians and specialists. Sepracor’s wholly owned subsidiary, Sepracor Pharmaceuticals, Inc., markets several additional products in Canada that are focused in the cardiovascular, CNS, pain and infectious disease therapeutic areas. Sepracor reported total revenues of approximately $1.3 billion for the fiscal year ended December 31, 2008.

The acquisition of Sepracor accelerates DSP’s vision of becoming a leading global pharmaceutical company. In particular, DSP expects that, upon completion, the Sepracor acquisition will:

•                  Provide access to a fully integrated U.S.- and Canadian-based pharmaceutical platform with an experienced and successful management team and talented employee base;

•                  Allow DSP to leverage Sepracor’s expertise to develop and commercialize lurasidone, DSP’s self-developed product candidate for the treatment of schizophrenia, which is in Phase III clinical development, as well as other pipeline products emanating from both companies;

•                  Expand the overall scale of DSP’s business by adding a portfolio of profitable, marketed products in the U.S. and Canada, allowing for more flexible and strategic investments in research and development and fueling continued corporate development and licensing activities; and

•                  Augment DSP’s existing product pipeline with promising near-term product candidates such as STEDESA™ (eslicarbazepine acetate) for the treatment of epilepsy and other potential indications, OMNARIS® HFA, a nasal aerosol formulation of ciclesonide, together with other early- and mid-stage CNS and respiratory assets.

Mr. Masayo Tada, President of DSP, noted, “Sepracor has pursued growth through development of its unique pipeline and introduction of innovative pharmaceutical products to the market, a strategy that fits perfectly with our management philosophy. We expect that Sepracor will become a ‘Center of Excellence’ for DSP in the U.S., and will make a significant contribution to DSP both as a commercialization infrastructure for our self-developed products and as a strategically important base for business development.”

Mr. Adrian Adams, President and Chief Executive Officer of Sepracor, noted, “DSP is a leading Japanese pharmaceutical company with a distinguished history and an established, strong track record of operational and financial performance based on a number of successful product launches. Both companies share a common vision, values and strategy, and the transaction should enable Sepracor to enhance its product pipeline and enjoy sustainable growth well into the future. Our well-established management team is pleased to be a part of the integration and building of this very exciting business combination, a combination that we believe is not only in the best interest of our shareholders, but also potentially delivers exciting opportunities to our talented employees now and in the future.”

Under the terms of the definitive agreement, DSP will commence a tender offer no later than September 15, 2009 to purchase all of the outstanding shares of Sepracor common stock for $23.00 per share in cash. The closing of the tender offer is subject to customary conditions, including the tender of a number of shares that constitutes at least a majority of Sepracor’s outstanding shares of common stock (on a fully diluted basis as further described in the definitive agreement) and expiration or termination of any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The agreement also provides that the parties effect, subject to the satisfaction or waiver of customary conditions, a merger following the completion of the tender offer, which will result in all shares of Sepracor common stock not tendered in the tender offer being converted into the right to receive the same $23.00 per share in cash paid in the tender offer. DSP will finance the acquisition using committed bank facilities and existing cash resources, but the closing of the transaction is not contingent on the receipt of financing. The companies expect the tender offer to close in the fourth quarter of 2009.

Nomura Securities Co., Ltd. and Thomas Weisel Partners LLC are serving as joint financial advisors to DSP in connection with the acquisition, and Paul, Weiss, Rifkind, Wharton & Garrison LLP is serving as legal counsel to DSP. J.P. Morgan Securities Inc. and Jefferies & Company, Inc. are serving as financial advisors to Sepracor in connection with the acquisition, and Willkie Farr & Gallagher LLP and Wilmer Cutler Pickering Hale and Dorr LLP are serving as legal counsel to Sepracor.

Conference Call Information

DSP will host an investors meeting in Japan on September 3, 2009 at 7:00 pm JST (6:00 am EDT) to discuss the transaction. The phone number for the conference call (Japanese with English interpreter) is 1-877-887-6076 from the U.S. and the participant code is 470315#.

About DSP

DSP is a multi-billion dollar, top-ten listed pharmaceutical company in Japan with a diverse portfolio of pharmaceutical, animal health and food and specialty products. DSP’s strong research and development presence in the areas of CNS, diabetes, cardiovascular disease, and inflammation/allergy, is based on the merger in 2005 between Sumitomo Pharmaceuticals Co., Ltd., and Dainippon Pharmaceutical Co., Ltd. Today, DSP has approximately 5,000 employees worldwide. Additional information about DSP is available through its corporate web site at http://www.ds-pharma.co.jp.

About Sepracor

Sepracor is a fully integrated specialty pharmaceutical company dedicated to treating and preventing human disease by discovering, developing and commercializing innovative pharmaceutical products that are directed toward serving large and growing markets and unmet medical needs. Sepracor’s drug development, corporate development, and licensing efforts have yielded a portfolio of pharmaceutical products and candidates with a focus on respiratory and central nervous system disorders. Sepracor’s currently marketed products in the U.S. include LUNESTA® brand eszopiclone, XOPENEX® brand levalbuterol HCl Inhalation Solution, XOPENEX HFA® brand levalbuterol tartrate Inhalation Aerosol, BROVANA® brand arformoterol tartrate Inhalation Solution, OMNARIS® brand ciclesonide Nasal Spray and ALVESCO® brand ciclesonide HFA Inhalation Aerosol. Sepracor’s wholly owned subsidiary, Sepracor Pharmaceuticals, Inc., markets several additional products in Canada that are focused in the cardiovascular, central nervous system, pain and infectious disease therapeutic areas. Sepracor has approximately 2,100 employees worldwide. Additional information about Sepracor is available through its corporate web site at http://www.sepracor.com.

Forward-Looking Statements

This announcement contains forward-looking statements that involve significant risks and uncertainties. All statements that are not historical facts are forward-looking statements, including: statements that are preceded by, followed by, or that include the words “believes,” “anticipates,” “plans,” “expects”, “could,” “should” or similar expressions; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; and any statements of assumptions underlying any of the foregoing. All estimated or anticipated future results, product performance or other non-historical facts are forward-looking and reflect Sepracor’s or DSP’s (as applicable) current perspective on existing trends and information. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties that are subject to change based on factors that are, in many instances, beyond Sepracor’s and DSP’s control. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Sepracor stockholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities, other business effects, including the effects of industry, economic or political conditions outside of Sepracor’s or DSP’s control; transaction costs; actual or contingent liabilities; or other risks and uncertainties discussed in documents filed with the U.S. Securities and Exchange Commission by Sepracor, as well as the tender offer documents to be filed by Aptiom, Inc. (“Aptiom”; a wholly owned indirect subsidiary of DSP) and the Solicitation/Recommendation Statement to be filed by

Sepracor. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on either Sepracor’s or DSP’s results of operations or financial condition. Neither Sepracor nor DSP undertakes any obligation to update or revise any forward-looking statements as a result of new information, future developments or otherwise.

Additional Information

The tender offer for the outstanding common stock of Sepracor referred to in this press release has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Sepracor common stock will be made pursuant to an offer to purchase and related materials that Aptiom, a wholly owned indirect subsidiary of DSP, intends to file with the U.S. Securities and Exchange Commission. At the time the tender offer is commenced, Aptiom is required to file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and thereafter Sepracor is required to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS), AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. These materials will be sent free of charge to all stockholders of Sepracor. In addition, all of these materials (and other materials filed by Sepracor with the U.S. Securities and Exchange Commission) will be available at no charge from the U.S. Securities and Exchange Commission through its web site at http://www.sec.gov. Investors and security holders may also obtain free copies of these documents that are filed with the U.S. Securities and Exchange Commission from Sepracor at http://www.sepracor.com.

Lunesta, Xopenex, Xopenex HFA and Brovana are registered trademarks of Sepracor Inc. Omnaris and Alvesco are registered trademarks of Nycomed GmbH. Stedesa is a trademark of BIAL-Portela & Ca, S.A.

For a copy of this release or any recent release,

visit Sepracor’s web site at www.sepracor.com.

###

Exhibit B

Dear Sepracor colleagues,

Attached is a set of Frequently Asked Questions about the Dainippon Sumitomo acquisition of Sepracor that we believe provides greater detail on many of the topics discussed at the all-hands meeting this morning.

While we don’t have the information necessary to answer all the important questions you will inevitably have, DSP and Sepracor are committed to providing you with additional details in a timely and proactive manner as items get resolved during the upcoming integration process.

To guide us to better understand the topics that are important to you, we encourage you to submit any questions through the Express Yourself feature located on the SEPResource homepage.  We will check this web site daily and do our best to respond with information as soon as it becomes available.

As always, please feel free to raise any questions you may have regarding this transaction with your manager, your HR partner, or any member of the management team.

Sepracor Employee FAQ

Announcement

1.              What did Sepracor announce today?

Today, September 3rd , we announced that Sepracor and Dainippon Sumitomo Pharma Co., Ltd. (DSP) entered into a definitive agreement under which DSP will make a cash tender offer for Sepracor’s common shares at a price of $23 per share.  The tender offer represents a 48% premium to the average stock price over the last six months.

2.              What is a “tender offer”?

With a tender offer, a buyer offers to purchase the shares of a company at a specific price. A certain percentage of shares must be tendered to complete the acquisition. If the tender offer is successful, it will be followed by a “second step merger” in which all remaining shares (other than shares held by stockholders who properly exercise statutory appraisal rights) will be acquired by the purchaser at the same cash price per share.

3.              What will happen to Sepracor?

We will work to obtain the required regulatory approvals necessary to close this transaction in the fourth quarter of 2009.  Upon completion of the acquisition, Sepracor will become a wholly owned subsidiary of Dainippon Sumitomo Pharma America Holdings, Inc., and will continue its operations based in Marlborough, Massachusetts and in Canada.  Sepracor will retain its name, branding and intellectual property rights and continue to operate as Sepracor. Upon close of the transaction, Sepracor’s stock will cease trading on NASDAQ.

4.              How will this transaction affect Sepracor employees?

This transaction is about the development of a stronger combined company with global reach and sustainable growth.  DSP has great respect for our talent and recognizes that it is the people of Sepracor who have made this Company the success it is today. Sepracor’s operations are a key driver in DSP’s vision to expand the global capabilities of our combined organization.  DSP has indicated that it is committed to substantially maintaining the Sepracor organization and staff and at this time we anticipate no significant change to the job responsibilities of Sepracor employees.

For now, it’s critical that all Sepracor employees stay focused on their job responsibilities during this time as we take the first steps toward an exciting future together.

5.              Will Senior Leadership and my manager remain the same?

Sepracor’s broad and exceptional talent base at all levels is one of the reasons DSP wants to do this transaction. While details of the ongoing organizational structure are still being determined, from our discussions to date with DSP, it is clear that the Sepracor leadership - both senior leadership and managers - is highly valued.  Our experienced management team is pleased to be a part of the integration of this very exciting business combination, which we believe will help to accelerate the vision and strategy of the combined company and deliver tremendous value to our customers, patients and our talented employees.

About DSP & Strategic Benefits

6.              Who is Dainippon Sumitomo Pharma Co., Ltd.  (DSP)?

DSP is a multi-billion dollar leading pharmaceutical company in Japan with a diverse portfolio of pharmaceutical, animal health and food and specialty products.

DSP’s strong research and development presence in the areas of CNS, diabetes, cardiovascular disease, and inflammation/allergy, is based on the merger in 2005 between Sumitomo Pharmaceuticals Co., Ltd., and Dainippon Pharmaceutical Co., Ltd. Today, DSP has approximately 5,000 employees worldwide and is a publicly-traded company listed on the Tokyo stock exchange.

DSP’s philosophy is to broadly contribute to society through value creation based on innovative research and development activities for the betterment of healthcare and fuller lives of people worldwide

7.              Why is DSP acquiring Sepracor?

This transaction is about the development of a stronger combined company with global reach and sustainable growth.

•                  The transaction provides access to fully integrated U.S. and Canadian-based pharmaceutical platforms with a successful, experienced management team and talented employee base.

•                  DSP intends to significantly enhance its sales capability through Sepracor’s extensive sales network throughout the United States and specialized expertise in common therapeutic areas.  In the U.S. market, Sepracor is highly recognized for its multiple brands, including LUNESTA®, XOPENEX®, XOPENEX HFA®, BROVANA®, OMNARIS® and ALVESCO® with a proven track record in marketing excellence and portfolio management, supported by a strong sales network covering many primary care physicians and specialists.

•                  In acquiring Sepracor, DSP will also benefit from the addition of Sepracor’s wholly owned subsidiary, Sepracor Pharmaceuticals, Inc., which markets several additional products in Canada that are focused in the cardiovascular, central nervous system, pain and infectious disease therapeutic areas.

•                  DSP will leverage Sepracor’s expertise to develop and commercialize lurasidone, DSP’s self-developed product candidate for the treatment of schizophrenia, which is in Phase III clinical development, as well as other pipeline products.

•                  With respect to marketing of lurasidone throughout the U.S., DSP considers Sepracor among the best with its strength in the CNS area, market presence and sales capability.

•                  We were advised by DSP that they examined several companies for acquisition in order to help them expand their global capabilities. They selected Sepracor as the best fit to help them achieve a vision of becoming a leading global pharmaceutical company.

•                  Sepracor has a fully integrated R&D organization with expertise in therapeutic areas that are complementary to those of DSP.

•                  The transaction will expand the overall scale of DSP’s business by adding a portfolio of profitable, marketed products in the U.S. and Canada, allowing for more flexible and strategic investments in research and development.

•                  The transaction will augment DSP’s existing product pipeline with promising product candidates such as STEDESA™ (eslicarbazepine acetate) for the treatment of epilepsy and potentially other indications, for which we have filed a New Drug Application, or NDA, with the United States Food & Drug Administration, and OMNARIS® HFA, which is in Phase III clinical studies for the treatment of allergic rhinitis.

8.              Why did Sepracor accept this offer?  What are the benefits?

Again, this transaction is about the development of a stronger combined company with global reach and sustainable growth.

•                  Sepracor and DSP share a common vision and strategy, and we believe that the synergies the companies will realize in the CNS and respiratory areas through this transaction, will enhance Sepracor’s clinical product pipeline and should enable sustainable growth well into the future.

•                  Sepracor will be the “Center of Excellence” for the DSP Group in the U.S. and Canada, with the objective of maximizing the value of the integrated pipeline.

•                  Bringing together our two organizations will provide increased opportunities for the new combined company to be viewed as a partner of choice with respect to pursuing in-licensing of additional clinical development candidates as well as marketed products.

•                  Sepracor’s experienced and broad management team will be part of the integration of this very exciting business combination, which should help to deliver tremendous value to our customers, patients and our talented employees.

•                  After the close of the transaction Sepracor employees will become part of an international, fully integrated, competitive R&D-oriented pharmaceutical company, with the opportunity to maintain and further establish its marketing and sales base in the U.S. as well as an ability to compete at the global level.

Human Resources / Employee Benefits

9.              How will this transaction affect my job now?

DSP has indicated that it is committed to substantially maintaining the Sepracor organization and staff and at this time we anticipate no significant change to the job responsibilities of Sepracor employees.

DSP lacks a commercial presence in the U.S. and we believe our substantial commercial infrastructure was one of the primary drivers behind DSP’s interest in Sepracor.

As we move through the integration phase of combining both organizations, we’ll gain clarity around whether there exist overlapping or redundant areas and whether changes are necessary.

In the meantime, it is critical for all Sepracor employees to remain focused on their jobs and the achievement of our annual objectives and goals as we take the first steps toward what we believe will be an exciting future for

Sepracor and DSP.  We would like to continue the momentum that we achieved in the first three quarter of 2009.

10.       What happens to my salary, bonus program, benefits, etc.?

There are no compensation or benefits program changes under consideration at this time. As always, executive management continually reviews these programs in the normal course of business and frequently considers changes that help us to better meet business and employee needs. Any changes that would impact compensation or benefits would be communicated to you in advance.

11.       What happens to my current Long-Term Incentive Holdings (e.g. unvested awards)?

All unvested stock awards will vest prior to the close of the transaction.  Based on the strike price of your awards and the number of outstanding awards, you will receive payment based on the transaction price, which is set at $23.00.  As always, you will be responsible for any Federal and state tax liability associated with the transaction.

12.       With Sepracor stock no longer being traded on NASDAQ, what happens in the future?  Do Long-Term Incentives go away?

At this time we are working on the best approach to address this matter and will notify you as more information becomes available.

Customers

13.       How does the transaction affect our partners?  What about our supplier and manufacturing relationships?

We expect that existing relationships with partners, suppliers and all other stakeholders will remain unchanged at this time as a result of this transaction. We are reaching out to all our stakeholders to assure them that we believe business will continue as usual. We anticipate that our customers will view this announcement in a positive manner.

14.       How is this transaction good for our customers?

We believe the combined talent and resources of both companies will provide additional resources and scale leading to better ways to develop and commercialize new products. We expect that Sepracor’s experienced management team will be part of the integration of this very exciting business combination, which should help to deliver value to our customers and the patients we serve.

15.       What should we say to customers about the transaction?

Field employees and others in customer-facing roles will be provided with a set of guidelines and FAQs for use when interacting with customers.  In general, when customers ask you questions about the transaction, let them know that Sepracor is excited about the potential benefits of our new combined company. You can assure them that you and your colleagues at Sepracor will continue to be their source for information about our products and the disease states they treat.  Please share with them what is provided in the customer-facing communication.

All internal communications on this matter remain confidential, and emails should not be forwarded to anyone outside of Sepracor including customers, partners, vendors, DSP employees, investors or media.

Communication

16.       What should I say if I’m asked about the transaction?

As always, should you be contacted by members of the media, investors or other interested third parties regarding this transaction, it is important that you forward such calls, emails or other communication to Jonae Barnes at 508-357-7347 (jonae.barnes@sepracor.com) or Amy Trevvett at 508-357-7572 (amy.trevvett@sepracor.com).  It is also important not to speculate on rumors around the office or on stories in the media.

Per our Corporate Policy, no employee is authorized to speak to any member of the media or investment community or at any third-party conference or event without the approval of an ELT member, the Sepracor Legal Department and Investor Relations/Corporate Communications.

17.       How is the transaction being communicated publicly?

The transaction was announced publicly at 2:00AM EDT, Thursday, September 3rd, 2009 — this timing corresponds with the closing of the financial markets in Japan, when the transaction was announced by DSP.  Our customers will receive additional information in the coming week from Sepracor leadership.

18.       Can we discuss this transaction with DSP employees?

Remember that DSP remains a separate competitive business until the close of the transaction; this means you must not exchange any information that you would not ordinarily disclose to another firm or engage in any work that actually integrates the two businesses.

Next Steps

19.       What are the next steps?  How long before the transaction closes?

We will work to obtain the required regulatory approvals necessary to close this transaction.   During this time, Sepracor and DSP will continue conducting their businesses as usual.  Upon close of the transaction, we will work together to develop a strategy that builds upon a common vision to grow and develop our combined CNS and respiratory portfolio. The Boards of Directors of DSP and Sepracor have each approved this transaction.  The acquisition is subject to the satisfaction of customary closing conditions, including receipt of regulatory clearances.  Assuming these conditions and clearances are met, we expect the transaction to close in the fourth quarter of 2009.

20.       What happens if the transaction doesn’t close?

In the unlikely event that the transaction does not move forward as intended, Sepracor and DSP will continue to operate independently. This is one reason why all employees (Sepracor and DSP) are required to maintain confidentiality and adhere to approved talking points in conversations with customers and others outside the company.

21.       When can we expect to hear additional information about the integration?

An Integration Team comprised of Sepracor and DSP employees will be formed to help develop a combined strategy. We are currently identifying Sepracor employees who will work with DSP employees on an Integration Team. Integration work will not begin until after the transaction is closed.  We will provide ongoing communication about the integration as it becomes available. At any time, we encourage you to contact your manager with any additional questions you may have.

22.       What can employees expect over the coming weeks and months?

We expect the transaction to close in the fourth quarter of 2009, and we will update you as appropriate through various, dedicated communication vehicles.

From an operational standpoint, it is business as usual.  It is important that we all remain focused on our objectives and continue working with the same level of passion and commitment that has created our success to date even; our customers and patients are counting on us.

We have had three consecutive quarters of growth, and a strong finish to 2009 will give us a springboard to greater opportunities in 2010.

23.       If I have additional questions, who can I ask?

We encourage you to speak with your manager, HR partner and any member of the management team.  We will share additional information on the transaction on an ongoing basis as it becomes available.

Forward Looking Statements

This announcement contains forward looking statements that involve significant risks and uncertainties. All statements that are not historical facts are forward-looking statements, including: statements that are preceded by, followed by, or that include the words “believes,” “anticipates,” “plans,” “expects” or similar expressions; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; and any statements of assumptions underlying any of the foregoing. All estimated or anticipated future results, product performance or other non-historical facts are forward-looking and reflect Sepracor or DSP’s (as applicable) current perspective on existing trends and information. Employees, investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties that are subject to change based on factors that are, in many instances, beyond Sepracor and DSP’s control. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Sepracor stockholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities, other business effects, including the effects of industry, economic or political conditions outside of Sepracor or DSP’s control; transaction costs; actual or contingent liabilities; or other risks and uncertainties discussed in documents filed with the U.S. Securities and Exchange Commission by Sepracor, as well as the tender offer documents to be filed by Sky Acquisition Corporation, a wholly-owned subsidiary of DSP, and the Solicitation/Recommendation Statement to be filed by Sepracor. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on either Sepracor or DSP’s results of operations or financial condition. Neither Sepracor nor DSP undertakes any obligation to update or revise any forward-looking statements as a result of new information, future developments or otherwise.

Additional Information

The tender offer for the outstanding common stock of Sepracor referred to in this material has not yet commenced. This material is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Sepracor common stock will be made pursuant to an offer to purchase and related materials that Aptiom, a wholly owned indirect subsidiary of DSP, intends to file with the U.S. Securities and Exchange Commission. At the time the tender offer is commenced, Aptiom is required to file a Tender Offer

Statement on Schedule TO with the U.S. Securities and Exchange Commission, and thereafter Sepracor is required to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS), AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. These materials will be sent free of charge to all stockholders of Sepracor. In addition, all of these materials (and other materials filed by Sepracor with the U.S. Securities and Exchange Commission) will be available at no charge from the U.S. Securities and Exchange Commission through its web site at http://www.sec.gov. Investors and security holders may also obtain free copies of these documents that are filed with the U.S. Securities and Exchange Commission from Sepracor at http://www.sepracor.com.

Exhibit C

Sepracor Inc. All Hands Meeting September 3, 2009

Agenda Today’s Announcement Who is Dainippon Sumitomo Pharma? Sepracor and Dainippon Sumitomo Pharma Together Impact on Sepracor Employees Introductory Remarks by Hamanaka-san Q&A

Today’s Announcement...... Dainippon Sumitomo Pharma (DSP) intends to purchase all common shares of Sepracor through a cash tender offer Sepracor will operate as a wholly owned subsidiary and plans to continue to utilize the “Sepracor” name and brands Alignment regarding long-term growth strategies for both companies DSP intends to substantially maintain the Sepracor organization and staff

Financial / Commercial R&D Corporate Development & Licensing Establish at least one co-development / commercialization alliance with pipeline asset If possible, execute a company/product acquisition that adds product revenues and/or pipeline in support of our phased migration into Specialty Markets People and Operational Excellence CD&L: A Critical Role in Sepracor’s Future Key Components of 2009 Sepracor Corporate Objectives High volume of CD&L opportunities evaluated over past 9 months Broad spectrum of transactions (e.g., M&A, partnering) Open-minded and objective analysis under the direction of Sepracor’s Board of Directors and its Special Committee

Who is Dainippon Sumitomo Pharma? Multi-billion dollar, top-tier pharmaceutical company headquartered in Osaka, Japan ~5,000 employees worldwide (Japan, U.K., China and U.S.) Diverse commercial portfolio of pharmaceutical, animal health and food and specialty products Strong research and development presence in the areas of CNS, inflammation/allergy, diabetes and cardiovascular disease “Broadly contribute to society through value creation based on innovative research and development activities for the betterment of healthcare and fuller lives for people worldwide.”

Why Sepracor? “Sepracor has pursued growth through development of its unique pipeline and introduction of innovative pharmaceutical products to the market, a strategy that fits perfectly with our management philosophy. We expect that Sepracor will become a ‘Center of Excellence’ for DSP in the U.S., and will make a significant contribution to DSP both as a commercialization infrastructure for our self-developed products and as a strategically important base for business development.” - Mr. Masayo Tada President, Dainippon Sumitomo Pharma Co., Ltd. September 3, 2009

Why Sepracor? Key Benefits for DSP Establishes international platform Access to fully-integrated U.S. and Canadian pharmaceutical platforms with a successful, experienced management team and talented employee base Extensive R&D organization with expertise in complementary therapeutic areas providing an enhanced pipeline of clinical candidates Expands scale of pharmaceutical business Established, successful commercial network in the U.S. and Canada Significantly enhances sales capabilities Reinforces product pipeline portfolio Potential to accelerate penetration and maximize sales of lurasidone in the U.S.

Why Dainippon Sumitomo? Key Benefits for Sepracor A shared vision and strategy with synergies in the CNS and respiratory therapeutic areas Sepracor will be a ‘Center of Excellence’ in the U.S. and Canada maximizing the value of an integrated pipeline Combined capabilities and financial strength increase opportunities to in-license clinical development candidates and marketed products Sepracor employees will now be a part of a fully-integrated, internationally competitive R&D-oriented pharmaceutical company Creates opportunity to contribute to building a platform for sustainable future growth Enhanced pipeline gives added near and long-term opportunity to leverage our talented sales force capabilities

Transition: Impact on Sepracor Employees DSP intends to substantially maintain the Sepracor organization and staff No changes in benefits and compensation are under consideration at this time Sepracor will continue to operate normally.... “business as usual” How best to integrate currently under consideration Sepracor and DSP expect to the tender offer to close in the fourth quarter of 2009

Our Commitment to You.... Ongoing, frequent and timely updates to provide additional information Regular conference calls with management In-person meetings to keep employees informed Written communication as information becomes available Maintain philosophy of open and transparent communication Fully dedicated Communications Team in place to meet your needs and to answer your questions Additional resources for employees during period of transition Submit questions through SEPResource Portal: Express Yourself Other communication vehicles under development Distribution of Employee FAQ -- Today

Questions & Answers Q&A

The Next Phase of Sepracor......

Forward Looking Statement This announcement contains forward looking statements that involve significant risks and uncertainties. All statements that are not historical facts are forward-looking statements, including: statements that are preceded by, followed by, or that include the words “believes,” “anticipates,” “plans,” “expects” or similar expressions; statementsregarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; and any statements of assumptions underlying any of the foregoing. All estimated or anticipated future results, product performance or other non-historical facts are forward-looking and reflect Sepracor or DSP’s (as applicable) current perspective on existing trends and information. Employees, investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties that are subject to change based on factors that are, in many instances, beyond Sepracor and DSP’s control. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Sepracor stockholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities, other business effects, including the effects of industry, economic or political conditions outside of Sepracor or DSP’s control; transaction costs; actual or contingent liabilities; or other risks and uncertainties discussed in documents filed with the U.S. Securities and Exchange Commission by Sepracor, as well as the tender offer documents to be filed by Sky Acquisition Corporation, a wholly-owned subsidiary of DSP, and the Solicitation/Recommendation Statement to be filed by Sepracor. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on either Sepracor or DSP’s results of operations or financial condition. Neither Sepracor nor DSP undertakes any obligation to update or revise any forward-looking statements as a result of new information, future developments orotherwise.

Additional Information

The tender offer for the outstanding common stock of Sepracor referred to in this material has not yet commenced. This material is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Sepracor common stock will be made pursuant to an offer to purchase and related materials that Aptiom, a wholly owned indirect subsidiary of DSP, intends to file with the U.S. Securities and Exchange Commission. At the time the tender offer is commenced, Aptiom is required to file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and thereafter Sepracor is required to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS), AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. These materials will be sent free of charge to all stockholders of Sepracor. In addition, all of these materials (and other materials filed by Sepracor with the U.S. Securities and Exchange Commission) will be available at no charge from the U.S. Securities and Exchange Commission through its web site at http://www.sec.gov. Investors and security holders may also obtain free copies of these documents that are filed with the U.S. Securities and Exchange Commission from Sepracor at http://www.sepracor.com.